UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2024

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES INC.
(Registrant)

Date: June 14, 2024	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

Below is the English version of our June 14, 2024 filing on the Taiwan Stock Exchange Corporation’s Market Observation Post System (MOPS).

Date of announcement: 2024/06/14

Subject: Announcement for the completion of registration for capital reduction on behalf of ChipMOS TECHNOLOGIES (BVI) LTD., a subsidiary of ChipMOS TECHNOLOGIES INC.

Date of events: 2024/06/14

To which item it meets: Article 4, Paragraph 1, Item 36 of the Taiwan Stock Exchange Corporation Procedures for Verification and Disclosure of Material Information of Companies with Listed Securities

Statement:

1.
Date of the competent authority’s approval of capital reduction: NA
2.
Date of completion of capitalization change registration: 2024/06/14
3.
Effect on the financial statements (including any discrepancy between the amount of paid-in capital and the no. of shares outstanding, and the effect on net worth per share):
(1)
Before the capital reduction: The paid-in capital was NT$5,973,322,450 (US$193,119,438); the total outstanding shares were 2,413,992,975 shares and with a net worth per share of NT$1.76
(2)
After the capital reduction: The paid-in capital is NT$2,987,370,850 (US$100,960,438); the outstanding shares are 1,262,005,475 shares and net worth per share is NT$1.01
(3)
The calculation of net worth per share is based on the financial statements as of 2023/12/31
4.
Plan for expected share replacement operations: Not Applicable
5.
Estimated no. of listed common shares after capital reduction and new issue: Not Applicable
6.
Estimated no. of listed common shares as a percentage of issued common shares after capital reduction and new issue (No. of common shares after capital reduction/No. of issued common shares): Not Applicable
7.
Countermeasures for poor circulation of equity if the aforesaid estimated no. of listed common shares does not reach 60 million shares and the percentage does not reach 25% after capital reduction: Not Applicable
8.
Any other matters that need to be specified: None